EXHIBIT 99.2

September 1, 2026

Special Committee of the Board of Directors (the “Special Committee”)
Definitive Healthcare Corp.
492 Old Connecticut Path, Suite 401
Framingham, MA 01701

Re: Non-Binding Offer to Acquire Definitive Healthcare Corp. (the “Company”)

Dear Members of the Special Committee:

Advent International, L.P., on behalf of certain of its managed funds (collectively, “Advent”), is pleased to submit this non-binding indication of interest (the “Proposal”) to acquire all the outstanding shares of the Company’s Class A common stock (the “Class A Common Stock”) and all of the outstanding limited liability company interests of AIDH TopCo, LLC (the “Definitive OpCo Units”), in each case, that are not already owned by Advent and stockholder Jason Krantz, as described below, for an all-cash purchase price of $1.02 per share of Class A Common Stock and an equivalent amount per Definitive Opco Unit (the “Potential Transaction”). The proposed purchase price represents a premium of 36% to the Company’s 60-day volume-weighted average daily trading price of $0.75 per share of Class A Common Stock as of market close on August 31, 2026. As such, this Proposal would provide the Company’s stockholders with an opportunity to realize immediate liquidity at a significant premium.

As a longtime stockholder, we have a deep understanding and appreciation of the Company’s business and the opportunities and challenges facing the Company.  We believe that we are uniquely positioned to timely execute an acquisition of the Company on attractive terms for the Company’s stockholders. Given our familiarity with the Company, we are prepared to move forward to negotiate and execute definitive transaction documentation in an expeditious manner.

This Proposal is premised on Jason Krantz, Executive Chairman and founder of the Company, rolling over his Class A Common Stock and Definitive OpCo Units into equity of the surviving company. This Proposal is not subject to any financing condition.

While any Potential Transaction will be subject to customary approvals and closing conditions, we do not anticipate substantial regulatory or other hurdles or delays to consummating a Potential Transaction. We will not proceed with a Potential Transaction without the approval of the Special Committee, comprised entirely of disinterested and independent directors that has been expressly delegated the authority to negotiate or oversee the negotiation of a potential transaction and to reject such transaction. We expect that any such special committee would be advised by independent legal and financial advisors.

As required by applicable law, we intend to file a Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.

This letter and the Proposal constitute a non-binding indication of interest in a transaction with the Company and are not intended to create a legally binding obligation or agreement concerning the Potential Transaction, which is expressly subject to the negotiation and execution of appropriate and acceptable definitive agreements. We reserve the right to withdraw or modify this Proposal at any time.

We look forward to the opportunity to work with the Special Committee to move quickly toward a successful transaction.

Sincerely,

/s/ Chris Egan	/s/ Lauren Young
Chris Egan	Lauren Young
Managing Partner	Managing Director
Advent International L.P.	Advent International L.P.